March 11, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 28, 2025 CIK No. 0002032274

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated February 7, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 28, 2025

Management, page 107

1.	Please reconcile your statement that your three independent director nominees “will serve...upon effectiveness of [y]our registration statement on Form F-1” with the disclosure that you will “have in place a board of directors that is majority independent” in advance of the public filing of this registration statement. We also note that the independent director nominees are identified on the signature page to the registration statement. If these director nominees will not be appointed until effectiveness of the registration statement, please also file their written consents as exhibits pursuant to Rule 438 under the Securities Act.

Response: We respectfully advise the Staff that we have revised pages 108 and II-3 of the Amended F-1.

Description of Shares, page 118

2.	Clarify whether there are any circumstances or events in which the conversion of the Class B Ordinary Shares is mandatory. Describe any sunset provisions that limit the lifespan of the high-vote Class B Ordinary Shares.

Response: We respectfully advise the Staff that there are no circumstances or events in which the conversion of the Class B Ordinary Shares is mandatory. Additionally, there are no sunset provisions that limit the lifespan of the Class B Ordinary Shares. In response to the Staff’s comments, we have revised page 119 of the Amended F-1.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com